UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GeoMet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37250U201

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners IV, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IV, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IV, L.P. in excess of its pecuniary interests therein.
(2)	Based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015.

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN IV COMPANY LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IV, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IV, L.P. in excess of its pecuniary interests therein.
(2)	Based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 2, 2015.

This Amendment No. 4 amends the Schedule 13D with respect to the common stock of GeoMet, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown IV”), with the SEC on August 7, 2006, as amended by Amendment No. 1 to Schedule 13D filed by Yorktown IV with the SEC on August 25, 2008, Amendment No. 2 to Schedule 13D filed by Yorktown IV with the SEC on May 26, 2011, and Amendment No. 3 to Schedule 13D filed by Yorktown IV with the SEC on February 26, 2014 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs a, b, c and e of Item 5 of the Schedule 13D are amended and restated in their entirety by the following:

(a) Yorktown IV beneficially owns 0 shares of Common Stock of the Issuer, representing 0.0% of the issued and outstanding shares of Common Stock of the Issuer. Yorktown IV Company may, as the sole general partner of Yorktown IV, be deemed to be the beneficial owner of all 0 shares of Common Stock of the Issuer beneficially owned by Yorktown IV. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015.

(b) Through Yorktown IV Company, its general partner, Yorktown IV has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 0 shares of Common Stock of the Issuer. As the sole general partner of Yorktown IV, Yorktown IV Company has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 0 shares of Common Stock of the Issuer.

(c) On December 9, 2015, Yorktown IV sold all of its 12,437,072 shares of Common Stock of the Issuer to North Shore Energy, LLC, a Delaware limited liability company (“North Shore”), at a purchase price per share of approximately $0.014, in a private transaction pursuant to that certain Purchase and Sale Agreement by and between Yorktown IV and North Shore dated as of December 9, 2015 attached hereto as Exhibit 99.2.

(e) Yorktown IV and Yorktown Company ceased to be beneficial owners of more than five percent (5%) of the Company’s outstanding Common Units on December 9, 2015.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.2     Purchase and Sale Agreement dated December 9, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

YORKTOWN ENERGY PARTNERS IV, L.P.

By:	Yorktown IV Company LLC,
its general partner

	By:	/s/ Robert A. Signorino
	Name:	Robert Signorino
	Title:	Managing Member

YORKTOWN IV COMPANY LLC

By:	/s/ Robert A. Signorino
Name:	Robert Signorino
Title:	Managing Member